Exhibit 99.1

CRO AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
COMPANIES REGISTRATION OFFICE

B7

Variation of company capital as prescribed under
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

Company number: 1 4 5 8 3 5

CRO receipt date stamp & barcode

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: ICON Public Limited Company

Description of change *note one*:
83,186 SHARES IN THE CAPITAL OF ICON PUBLIC LIMITED COMPANY (THE "COMPANY") WERE REDEEMED BY THE COMPANY AND UPON REDEMPTION WERE SUBSEQUENTLY CANCELLED OUT OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

Date effective: Day 03 Month 09 Year 2015

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature: [signature]

Name *in bold capitals or typescript*: Diarmaid Cunningham

☐ Director ☑ Secretary *note two*

Date: 1/10/2015

Presenter details

Name	ICON plc		
Address	South County Business Park, Leopardstown, Dublin 18, Ireland		
Telephone	01 256 4529	Fax number	
Email	erina.fox@iconplc.com	Contact person	Erina Fox
Dx Number/Exchange		Reference number